EXHIBIT 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

Jensyn Acquisition Corp.

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Pursuant to Section 245 of the

Delaware General Corporation Law

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March 1, 2016

JENSYN ACQUISITION CORP., a corporation existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.	The name of the corporation is “Jensyn Acquisition Corp.”
2.	The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on October 8, 2014.
3.	This Amended and Restated Certificate of Incorporation (this “Certificate”) restates, integrates and amends the Certificate of Incorporation of the Corporation.
4.	This Certificate was duly adopted by joint written consent of the directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 141(f), 228, 242 and 245 of the General Corporation Law of the State of Delaware (“GCL”).
5.	The text of the Certification of Incorporation of the Corporation is hereby amended and restated to read in full as follows:

FIRST: The name of the corporation is Jensyn Acquisition Corp. (hereinafter sometimes referred to as the “Corporation”).

SECOND: The registered office of the Corporation is to be located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the GCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation including, but not limited to, effecting a Business Combination (as defined below).

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 16,000,000, of which 15,000,000 shares shall be common stock, par value $.0001 per share (“Common Stock”) and 1,000,000 shares shall be preferred stock, par value of $.0001 per share (“Preferred Stock”).

A. Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. Common Stock.

(i) Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote. Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Certificate (including a Preferred Stock Designation), the holders of the Common Stock shall not be entitled to vote on any amendment to this Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of the Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Preferred Stock Designation).

(ii) Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article Sixth hereof, the holders of the Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board of Directors from time to time out of any assets or funds of the Corporation legally available therefor, and shall share equally on a per share basis in such dividends and distributions.

(iii) Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article Sixth hereof, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them.

C. Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to purchase shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants and options shall be evidenced by instrument(s) approved by the Board of Directors. The Board of Directors is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

FIFTH: The name and mailing address of the incorporator is as follows:

Name	Address
Philip D. Forlenza	125 Half Mile Road, Suite 300 Red Bank, New Jersey 07701

SIXTH: The introduction and the following provisions (A) through (L) of this Article Sixth shall apply during the period commencing upon the filing of this Certificate and terminating upon the consummation of any “Business Combination,” and may not be amended during the “Target Business Acquisition Period” unless approved by the affirmative vote of holders of at least sixty-five percent (65%) of all then outstanding IPO Shares (defined below). If the Corporation seeks to amend any such provisions other than in connection with a Business Combination that would affect the substance or timing of the Corporation’s obligation to convert the IPO Shares under provision (H) of this Article Sixth, the Corporation will provide dissenting holders of IPO Shares with the opportunity to convert their IPO Shares in connection with any such vote as described below.

A “Business Combination” shall mean any merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination involving the Corporation and one or more businesses or entities (“Target Business”). The “Target Business Acquisition Period” shall mean the period from the effectiveness of the registration statement on Form S-1 (“Registration Statement”) filed with the Securities and Exchange Commission (“Commission”) in connection with the Corporation’s initial public offering (“IPO”) up to and including the first to occur of (a) a Business Combination or (b) the Termination Date (defined below).

A. Upon the closing of the IPO, a certain amount of the net offering proceeds received by the Corporation in the IPO (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission on November 20, 2015, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), pursuant to a trust agreement described in the Registration Statement.

B. Prior to the consummation of any Business Combination, the Corporation shall either (ii) submit such Business Combination to its holders of Common Stock for approval (“Proxy Solicitation”) pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”) or (ii) provide all holders of its Common Stock with the opportunity to sell their shares to the Corporation, effective upon consummation of such Business Combination, for cash through a tender offer (“Tender Offer”) pursuant to the tender offer rules promulgated under the Exchange Act.

C. If the Corporation engages in a Proxy Solicitation in connection with any proposed Business Combination, the Corporation will consummate a Business Combination only if a majority of the then outstanding shares of Common Stock voted at the meeting to approve the Business Combination are voted for the approval of such Business Combination.

D. In the event that a Business Combination is approved in accordance with the above paragraph C and is consummated by the Corporation, or this Article Sixth is amended other than in connection with a Business Combination in accordance with the introduction of this Article Sixth, any holder of a share of Common Stock sold in the IPO (“IPO Shares”) who voted on the proposal to approve such Business Combination, or who voted on the proposal to approve the amendment to the Certificate of Incorporation, as the case may be, whether such holder voted in favor or against such Business Combination or amendment, may, contemporaneously with such vote, demand that the Corporation convert his IPO Shares into cash. Any holder electing to convert his IPO Shares may be required by the Corporation to submit such IPO Shares for conversion prior to the closing of the Business Combination. If so demanded, and, if requested by the Corporation, the applicable IPO Shares are submitted for conversion, the Corporation shall, promptly after consummation of the Business Combination or approval of the amendment to the Certificate of Incorporation, convert such shares into cash at a per share price equal to (i) the number of IPO Shares being converted by such holder divided by the total number of IPO Shares multiplied by (ii) the amount then in the Trust Account (as defined below) (such price being referred to as the “Conversion Price”). Notwithstanding the foregoing, a holder of IPO Shares, together with any affiliate of his, hers or its, or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) (“Group”) will be restricted from seeking conversion rights in connection with a proposed Business Combination with respect to 20.0% or more of the IPO Shares without the Corporation’s prior written consent. Accordingly, all IPO Shares beneficially owned by such holder or any other person with whom such holder is acting in concert or as a Group in excess of 20.0% or more of the IPO Shares will remain outstanding following consummation of such Business Combination in the name of the stockholder and not be converted. The exercise by a stockholder of conversion rights shall be conditioned on such stockholder following the specific procedures for conversions set forth by the Corporation in any applicable proxy materials sent to the Corporation’s stockholders relating to the proposed Business Combination. Payment of the amounts necessary to satisfy the conversion rights properly exercised shall be made as promptly as practical after the consummation of the Business Combination.

E. If the Corporation engages in a Tender Offer, the Corporation shall file tender offer documents with the Commission which will contain substantially the same financial and other information about the Business Combination as is required under the proxy rules promulgated under the Exchange Act and that would have been included in any proxy statement filed with the Commission in connection with a Proxy Solicitation, even if such information is not required under the tender offer rules promulgated under the Exchange Act. The per-share price at which the Corporation will repurchase the IPO Shares in any such Tender Offer shall be equal to the Conversion/Repurchase Price. The Corporation shall not purchase any shares of Common Stock other than IPO Shares in any such Tender Offer.

F. Except for the withdrawal of interest to pay income and other tax obligations, none of the funds held in the Trust Account will be released from the Trust Account until the earlier of (i) the completion of the Business Combination (ii) the approval of an amendment to this Article Sixth other than in connection with a Business Combination in accordance with the introduction to this Article Sixth, and (iii) the redemption of 100% of the IPO Shares if the Corporation is unable to complete the Business Combination by the Termination Date.

G. The Corporation will consummate a Business Combination only if the holders of IPO Shares do not exercise conversion rights in an amount that would cause the Corporation’s net tangible assets to be less than $5,000,001.

H. In the event that the Corporation does not consummate a Business Combination by the later of (i) 18 months from the consummation of the IPO or (ii) 21 or 24 months from the consummation of the IPO in the event that the Corporation enters into permitted extensions as described in its initial public offering prospectus (such later date being referred to as the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law. In such event, the per-share redemption price to be received by each holder of IPO Shares shall be equal to (1) the number of IPO Shares held by such holder divided by the total number of IPO Shares multiplied by (2) the amount then in the Trust Account.

I. A holder of IPO Shares shall be entitled only to receive distributions from the Trust Account in the event (i) that he, she or it demands conversion of his, her or its shares in accordance with paragraph C above in connection with any Proxy Solicitation, (ii) he, she or it sells his, her or its shares to the Corporation in accordance with paragraph E above in connection with any Tender Offer, (ii) that an amendment to this Article Sixth is approved other than in connection with a Business Combination in accordance with the introduction to this Article Sixth, or (iii) that the Corporation has not consummated a Business Combination by the Termination Date. In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Account.

J. Following the closing of the IPO and prior to consummation of a Business Combination, the Corporation may not issue any shares of capital stock that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote on the Corporation’s initial Business Combination.

K. The Board of Directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. At the first election of directors by the incorporator, the incorporator shall elect one Class C director for a term expiring at the Corporation’s third Annual Meeting of Stockholders. The Class C directors shall then appoint additional Class A, Class B and Class C directors, as necessary. The directors in Class A shall be elected for a term expiring at the first Annual Meeting of Stockholders, the directors in Class B shall be elected for a term expiring at the second Annual Meeting of Stockholders and the directors in Class C shall be elected for a term expiring at the third Annual Meeting of Stockholders. Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

L. In the event the Corporation enters into a Business Combination with an entity that is affiliated with any of the Corporation’s officers, directors or the holders of shares of the Corporation’s Common Stock issued prior to the IPO, the Corporation, or a committee of the independent directors of the Corporation, shall obtain an opinion from an independent investment banking firm that such Business Combination is fair to the Corporation’s unaffiliated stockholders from a financial point of view.

SEVENTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A. Election of directors need not be by ballot unless the bylaws of the Corporation so provide.

B. The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the bylaws of the Corporation as provided in the bylaws of the Corporation.

C. The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such contract or act, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the Common Stock voted at such meeting (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

D. In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate, and to any bylaws from time to time made by the stockholders; provided, however, that no bylaw so made shall invalidate any prior act of the directors which would have been valid if such bylaw had not been made.

EIGHTH:

A. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B. The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all officers and directors whom it may indemnify pursuant thereto (each an “indemnitee”). Expenses (including attorneys’ fees) incurred by such indemnitee in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such indemnitee may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized hereby.

C. Notwithstanding the foregoing provisions of this Article Eighth, no indemnification nor advancement of expenses will extend to any claims made by the Company’s officers and directors to cover any loss that such individuals may sustain as a result of such individuals’ agreement to pay debts and obligations to target businesses or vendors or other entities that are owed money by the Corporation for services rendered or contracted for or products sold to the Corporation, as described in the Registration Statement.

D. The rights to indemnification and advancement of expenses conferred on any indemnitee by this Article Eighth shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate, the Corporation’s bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

E. Any repeal or amendment of this Article Eighth by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this Article Eighth, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

F. This Article Eighth shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

NINTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

TENTH: The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect any of the Corporation’s officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Amended and Restated Certificate of Incorporation or in the future.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be duly signed by Jeffrey J. Raymond, its President, Chief Executive Officer and Director as of the date first set forth above.

Jensyn Acquisition Corp.

By: /s/ Jeffrey J. Raymond

Name: Jeffrey J. Raymond

Title: President, Chief Executive Officer and Director